Registration Statement No. 333-173924
Filed Pursuant to Rule 424(b)(2)
Pricing Supplement to the Prospectus dated June 22, 2011, the Prospectus Supplement dated June 22, 2011 and the Product Supplement dated June 23, 2011
US$530,000
Senior Medium-Term Notes, Series B
Buffered Contingent Coupon Notes with Minimum Annual Coupons due May 15, 2015
Linked to the S&P 500® Index

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The notes are designed for investors who seek a 1% per annum Minimum Coupon Payment and the possibility of an additional Contingent Coupon Payment of 5.75% per annum if the level of the S&P 500® Index (the “Underlying Asset”) increases from the Initial Level (as defined below), as measured on the relevant Observation Date.  Investors should be willing to lose 1% (or a fraction thereof) of their principal amount for each 1% (or a fraction thereof) that the level of the Underlying Asset decreases, if that decrease as of the Valuation Date (as defined below) exceeds 15% of the Initial Level.

•	Investors in the notes may lose up to 85% of their principal amount at maturity.

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The notes will pay a Minimum Coupon Payment (as defined below) on each annual Coupon Payment Date of 1% of the principal amount ($10 per $1,000 in principal amount).  In addition, on each annual Coupon Payment Date, the Minimum Coupon Payment may be increased by the Contingent Coupon Payment of 5.75% of the principal amount ($57.50 per $1,000 in principal amount) if the Final Level (as defined below) of the Underlying Asset on the relevant Observation Date is greater than Initial Level.

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On the Valuation Date, if the Percentage Change is negative and less than the Buffer Percentage, investors will lose 1% (or a fraction thereof) of their principal amount for each 1% (or a fraction thereof) that the Final Level to less than the Buffer Level, with a maximum loss of 85% of the principal amount.

•	The Coupon Payments, and any payment of principal at maturity, are subject to the credit risk of Bank of Montreal.

•	The offering will settle on May 15, 2012.

•	The notes are scheduled to mature on May 15, 2015.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	The CUSIP number of the notes is 06366RAX3.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution—Conflicts of Interests” below.

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-4 of this pricing supplement, “Additional Risk Factors Relating to the Notes” section beginning on page PS-5 of the product supplement, and “Risk Factors” section beginning on page S-3 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.

	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal

Per Note	US$1,000	US$0	US$1,000

Total	US$530,000	US$0	US$530,000

(1)	The price to the public specified above may include the profit that we would recognize earned by hedging our exposure under the notes.

BMO CAPITAL MARKETS

Key Terms of the Notes:

Underlying Asset:	S&P 500® Index (Bloomberg symbol: SPX). See the section below entitled “The Underlying Asset” for additional information about the Underlying Asset.

Payment at Maturity:
If the Percentage Change is positive (the Final Level is greater than the Initial Level) on the Valuation Date, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will equal $1,000.

If the Percentage Change is zero or negative but not less than -15% (the Final Level is equal to or less than the Initial Level but not by more than 15%) on the Valuation Date, then the amount that investors will receive at maturity for each $1,000 principal amount of notes will be $1,000.

If the Percentage Change is negative and is less than -15% (the Final Level is less than the Initial Level by more than 15%) on the Valuation Date, then the payment at maturity will be less than the principal amount, calculated as follows, with a maximum loss of 85% of the principal amount:

Principal Amount + [Principal Amount × (Percentage Change + Buffer Percentage)]

In this case, you will lose 1% (or a fraction thereof) of your principal amount for every 1% (or a fraction thereof) that the Final Level is less than the Buffer Level.

Coupon Payment:
The notes will pay at least a Minimum Coupon Payment on each annual Coupon Payment Date.  In addition, on each annual Coupon Payment Date, if the Final Level of the Underlying Asset on the applicable Observation Date is greater than the Initial Level of the Underlying Asset on the pricing date (a positive Percentage Change), then in addition to the Minimum Coupon Payment, the notes will also pay the Contingent Coupon Payment resulting in a total Coupon Payment equal to the “Maximum Coupon Payment” of 6.75% of the principal amount ($67.50 per $1,000 in principal amount) for the corresponding Coupon Payment Date.  The Minimum Coupon Amount does not accrue on a daily basis.  See “Selected Risk Considerations — You may not receive any Coupon Payment greater than the Minimum Coupon Payment.”

Contingent Coupon Payment:	5.75% of the principal amount

Minimum Coupon Payment:	1% of the principal amount ($10 per $1,000 in principal amount).

Coupon Payment Dates:	May 15, 2013, May 15, 2014 and the Maturity Date

Observation Dates:	May 10, 2013, May 12, 2014 and the Valuation Date. Each Observation Date will be the third trading day prior to the related Coupon Payment Date.

Record Dates:
As long as your notes are in global form, the regular record date for each Coupon Payment Date will be the third preceding business day.  However, the final Coupon Payment will be paid to the person to whom the payment at maturity is payable.

Initial Level:	1,357.99

Final Level:	The closing level of the Underlying Asset on each Observation Date or on the Valuation Date, as applicable.

Buffer Level:	1,154.29, or 85% of the Initial Level.

Buffer Percentage:
15%.  Accordingly, you will receive the principal amount of your notes at maturity only if the Final Level of the Underlying Asset does not decrease by more than 15% from the Initial Level on the Valuation Date.  If the Final Level is less than the Buffer Level on the Valuation Date, you will receive less than the principal amount of your notes at maturity, and you could lose up to 85% of the principal amount of your notes.

Percentage Change:	Final Level – Initial Level, expressed as a percentage. Initial Level

Pricing Date:	May 10, 2012

Settlement Date:	May 15, 2012

Valuation Date:	May 12, 2015

Maturity Date:	May 15, 2015

Automatic Redemption:	Not applicable.

Calculation Agent:	BMO Capital Markets Corp.

Selling Agent:	BMO Capital Markets Corp.

We may use this pricing supplement in the initial sale of notes. In addition, BMO Capital Markets Corp. or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated June 23, 2011, the prospectus supplement dated June 22, 2011 and the prospectus dated June 22, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated June 23, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000121465911002122/a622111424b5.htm

•	Prospectus supplement dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060741/o71090b5e424b5.htm

•	Prospectus dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060730/o71090b2e424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

           An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlying Asset.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

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Your investment in the notes may result in a loss. — You may lose some or substantially all, of your investment in the notes.  The payment at maturity will be based on the Final Level on the Valuation Date, and whether the Final Level of the Underlying Asset on the Valuation Date has declined from the Initial Level to a level that is less than the Buffer Level.  Accordingly, you could lose up to 85% of the principal amount of the notes.

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You may not receive any Coupon Payments greater than the Minimum Coupon Payment.  If the Final Level on any Observation Date is equal to or less than the Initial Level, you will receive only the Minimum Coupon Payment on the related Coupon Payment Date.  In addition, the notes do not accrue interest on a daily basis.  If the notes were to be accelerated pursuant to an event of default between Coupon Payment Dates, the Minimum Coupon Amount will not have accrued since the Coupon Payment Date prior to the acceleration and you will not have a right to accrued but unpaid interest representing any portion of the Minimum Coupon Amount.

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Your yield may be less than the yield on a conventional debt security of comparable maturity.  The yield that you receive on the notes may be less than the return you would have earned if you purchased a conventional interest-bearing debt security with the same maturity date but an interest rate higher than the Minimum Coupon Payment.  You may not receive the Contingent Coupon Payment on any of the Coupon Payment Dates, or at maturity, and the payment at maturity may be less than the principal amount of the notes.  As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors such as inflation that affect the time value of money.

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The determination of the Coupon Payments will not take into account all developments in the level of the Underlying Asset.  Changes in the level of the Underlying Asset during the periods between each Observation Date will not be reflected in the determination of whether the Contingent Coupon Payment will be payable to you on any Coupon Payment Date.  The calculation agent will determine whether the Contingent Coupon Payment is payable to you on any Coupon Payment Date by observing only the Final Level on each applicable Observation Date.  No other levels will be taken into account.  As a result, you may not receive the Contingent Coupon Payment even if the level of the Underlying Asset has risen at certain times during the term of the notes before falling to a level below the Initial Level on any Observation Date.

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Your potential return on the notes is limited. The return on the notes is limited to the Maximum Coupon Payment, regardless of any increase in the level of the Underlying Asset.  As a result, the return on an investment in the notes could be less than the return on a direct investment in the securities included in the Underlying Asset. In addition, the total return on the notes will vary based on the level of the Underlying Asset on each Observation Date.

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The potential contingent repayment of principal represented by the Buffer Level applies only at maturity. You should be willing to hold the notes until maturity to potentially benefit from the Buffer Level. If you are able to sell the notes in any secondary market prior to maturity, you may have to sell them for a loss relative to your principal amount, even if the level of the Underling Asset is at or above the Buffer Level.

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Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay the Coupon Payments and the amount due at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

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Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading securities included in the Underlying Asset on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the level of the Underlying Asset and, therefore, the market value of the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Underlying Asset. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

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The inclusion of hedging profits in the original offering price of the notes is likely to adversely affect the price at which you can sell your notes. — Assuming no change in market conditions or any other relevant factors, the price, if any, at which BMO Capital Markets Corp. or any other party may be willing to purchase the notes in secondary market transactions may be lower than the initial public offering price. The initial public offering price includes, and any price quoted to you is likely to exclude, the hedging profits that we expect to earn with respect to hedging our exposure under the notes. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.

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You will not have any shareholder rights and will have no right to receive any shares of any company included in the Underlying Asset at maturity. — Investing in your notes will not make you a holder of any shares of any company included in the Underlying Asset.  Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to those securities.

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Changes that affect the Underlying Asset will affect the market value of the notes and the amount you will receive at maturity. — The policies of Standard & Poor’s Financial Services LLC (“S&P”), the sponsor of the Underlying Asset, concerning the calculation of the Underlying Asset, additions, deletions or substitutions of the components of the Underlying Asset and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Underlying Asset and, therefore, could affect the level of the Underlying Asset, the amount payable on the notes at maturity, whether the Maximum Coupon Payment will be payable on any Coupon Payment Date, and the market value of the notes prior to maturity.  The amounts payable on the notes and their market value could also be affected if S&P changes these policies, for example, by changing the manner in which it calculates the Underlying Asset, or if S&P discontinues or suspends the calculation or publication of the Underlying Asset.

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We have no affiliation with S&P and will not be responsible for any actions taken by S&P. S&P is not an affiliate of ours or will not be involved in the offering of the notes in any way.  Consequently, we have no control over the actions of S&P, including any actions of the type that would require the calculation agent to adjust the payment to you at maturity.  S&P has no obligation of any sort with respect to the notes.  Thus, S&P has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes.

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Lack of liquidity. — The notes will not be listed on any securities exchange.  BMO Capital Markets Corp. may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which BMO Capital Markets Corp. is willing to buy the notes.

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Hedging and trading activities.  — We or any of our affiliates may carry out hedging activities related to the notes, including purchasing or selling securities included in the Underlying Asset, or futures or options relating to the Underlying Asset, or other derivative instruments with returns linked or related to changes in the performance of the Underlying Asset.  We or our affiliates may also engage in trading relating to the Underlying Asset from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.

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Many economic and market factors will influence the value of the notes. — In addition to the level of the Underlying Asset and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

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Significant aspects of the tax treatment of the notes are uncertain. The tax treatment of the notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement. Although the U.S. federal income tax treatment of the Coupon Payments is uncertain, we intend to take the position that such Coupon Payments constitute taxable ordinary income to a United States holder at the time received or accrued in accordance with the holder’s regular method of accounting.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, and they are seeking comments on the subject. The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the sections entitled “Supplemental Tax Considerations” in this pricing supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

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A 30% U.S. federal withholding tax will be withheld on Coupon Payments paid to non-United States holders. While the U.S. federal income tax treatment of the notes (including proper characterization of the Coupon Payments for U.S. federal income tax purposes) is uncertain, U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) will be withheld in respect of the Coupon Payments paid to a non-United States holder unless such payments are effectively connected with the conduct by the non-United States holder of a trade or business in the U.S. (in which case, to avoid withholding, the non-United States holder will be required to provide a Form W-8ECI). We will not pay any additional amounts in respect of such withholding.

Please read carefully the sections entitled “Supplemental Tax Considerations” in this pricing supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

Postponement of an Observation Date or the Valuation Date

           If any Observation Date (other than the Valuation Date) occurs on a date that is not a trading day, or if a Market Disruption Event occurs on such Observation Date, that Observation Date will be postponed to the next trading day on which no Market Disruption Event occurs or is continuing.  However, in no event will any Observation Date (other than the Valuation Date) be postponed by more than five scheduled trading days.  If such Observation Date is postponed to the last possible day, and a Market Disruption Event occurs on that day, the calculation agent will determine the Final Level on that day in any manner in which it determines to be commercially reasonable.

           If any Observation Date (other than the Valuation Date) is postponed in the manner contemplated by the preceding paragraph, the related Coupon Payment Date will be postponed by the same number of business days, and no additional interest will be payable as a result.

           If a Market Disruption Event occurs or is continuing on the Valuation Date, or if the Valuation Date is not a trading day, the Final Level will equal the closing level of the Underlying Asset on the first trading day following the Valuation Date on which the calculation agent determines that a Market Disruption Event is not continuing.  If a Market Disruption Event occurs or is continuing on each trading day to and including the tenth trading day following the Valuation Date, the Final Level will be determined (or, if not determinable, estimated by the calculation agent in a manner which is considered commercially reasonable under the circumstances) by the calculation agent on that tenth trading day, regardless of the occurrence or continuation of a Market Disruption Event on that day.  In such an event, the calculation agent will make a good faith estimate in its sole discretion of the Final Level that would have prevailed in the absence of the Market Disruption Event.

           If the Valuation Date is postponed as described above, the maturity date will be postponed by the same number of trading days as the Valuation Date.  However, no additional interest will be payable as a result of such delay.

Hypothetical Return on the Notes at Maturity

The following table and examples illustrate the hypothetical return at maturity on a $1,000 investment in the notes.  The “return,” as used in this section is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 in principal amount of the notes to $1,000.  The following hypothetical examples illustrate (a) the payment you would receive on the maturity date, if any, and (b) the Coupon Payments that you would receive, if you purchased $1,000 in principal amount of the notes.  These examples are based on the Initial Level of 1,357.99, the Buffer Level of 1,154.29, the Maximum Coupon Payment of 6.75% and the Minimum Coupon Payment of 1.00%.

Example 1: The Final Level of the Underlying Asset is greater than the Initial Level on each Observation Date during the term of the notes and the Final Level is greater than Initial Level on the Valuation Date.

In this hypothetical scenario, the Underlying Asset closed above the Initial Level on each Observation Date, so you would be entitled to receive the Maximum Coupon Payment on each Coupon Payment Date. The Final Level was above the Initial Level on the Valuation Date, so you would receive a payment at maturity equal to the principal amount, subject to our credit risk.

The following chart summarizes the payments that would be made per $1,000 in principal amount of the notes:

Observation Date	Closing Level of the Underlying Asset	Coupon Payment	Payment at Maturity
1	1,450.00	$67.50	-
2	1,400.00	$67.50	-
3	1,600.00	$67.50	1,000

TOTAL		$202.50	$1,000.00

Assuming an original investment of $1,000, you would have received a payment at maturity of $1,000, together with Coupon Payments totaling $202.50 over the term of the notes, for a total payment of $1,202.50.

Example 2: The Underlying Asset closes below the Initial Level on each Observation Date, resulting in the Minimum Coupon Payment on the corresponding Coupon Payment Date. The Final Level is below the Initial Level but slightly above the Buffer Level on the Valuation Date.

In this hypothetical scenario, you would receive the Minimum Coupon Payment on each Coupon Payment Date. The Final Level was lower than the Initial Level but above than the Buffer Level on the Valuation Date.

The following chart summarizes the payments that would be made per $1,000 in principal amount of the notes.

Observation Date	Closing Level of the Underlying Asset	Coupon Payment	Payment at Maturity
1	1,250.00	$10.00	-
2	1,160.00	$10.00	-
3	1,300.00	$10.00	1,000

TOTAL		$30.00	$1,000.00

Assuming an original investment of $1,000, you would have received a payment at maturity of $1,000, together with Coupon Payments totaling $30 over the term of the notes, for a total payment of $1,030.

Example 3: The Underlying Asset declines significantly over the term of the notes. The closing level is below the Buffer Level each Observation Date. The Final Level was below the Buffer Level on the Valuation Date.

In this hypothetical scenario, you would receive the Minimum Coupon Payment on the Coupon Payment Dates. As the Final Level was below the Buffer Level on the Valuation Date, you will receive a payment at maturity that is less than your  principal amount.

The following chart summarizes the payments per $1,000 in principal amount of the notes:

Observation Date	Closing Level of the Underlying Asset	Coupon Payment	Payment at Maturity
1	1,086.39	$10.00	-
2	1,013.06	$10.00	-
3	135.80	$10.00	250.00

TOTAL		$30.00	$250.00

Assuming an original investment of $1,000, you would have received a payment at maturity of $250, together with Coupon Payments totaling $30 over the term of the notes, for a total payment of $280 (equal to a 72% loss).

SUPPLEMENTAL TAX CONSIDERATIONS

Supplemental U.S. Federal Income Tax Considerations

The following is a general description of the material U.S. tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the U.S. of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The following section supplements and, to the extent inconsistent with, supersedes the discussion of U.S. federal income taxation in the accompanying prospectus, prospectus supplement, and product supplement with respect to United States holders (as defined in the accompanying prospectus). Except as otherwise noted under “Non-United States Holders” and “Foreign Account Tax Compliance Act” below, it applies only to those United States holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. In addition, the discussion below assumes that an investor in the notes will be subject to a significant risk that it will lose a significant amount of its investment in the notes.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN. BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

We will not attempt to ascertain whether the Underlying Asset or any of the entities whose stock is owned by the Underlying Asset would be treated as a “passive foreign investment company” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), or a “U.S. real property holding corporation” within the meaning of Section 897 of the Code. If the Underlying Asset or any of the entities whose stock is owned by the Underlying Asset were so treated, certain adverse U.S. federal income tax consequences could possibly apply. You should refer to any available information filed with the SEC by the Underlying Asset or any of the entities whose stock is owned by the Underlying Asset and consult your tax advisor regarding the possible consequences to you in this regard.

In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat a note with terms described in this pricing supplement as a pre-paid cash-settled contingent income-bearing derivative contract linked to the Underlying Asset for U.S. federal income tax purposes, and the terms of the notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the notes for all tax purposes in accordance with such characterization. Although the U.S. federal income tax treatment of the Coupon Payments is uncertain, we intend to take the position, and the following discussion assumes, that such Coupon Payments (including any Coupon Payment paid on or with respect to the maturity date) constitute taxable ordinary income to a United States holder at the time received or accrued in accordance with the holder’s regular method of accounting. If the notes are so treated, a United States holder should generally recognize capital gain or loss upon the sale or maturity of the notes in an amount equal to the difference between the amount a holder receives at such time (other than amounts properly attributable to any Coupon Payments, which would be taxed, as described above, as ordinary income) and the holder’s tax basis in the notes.  In general, a United States holder’s tax basis in the notes will be equal to the price the holder paid for the notes.  Capital gain recognized by an individual United States holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less.  The deductibility of capital losses is subject to limitations.

Alternative Treatments.  Alternative tax treatments of the notes are also possible and the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. For example, it would also be possible to treat the notes, and the Internal Revenue Service might assert that the notes should be treated, as a single debt instrument. As the notes have a term that exceeds one year, such a debt instrument would be subject to the special tax rules governing contingent payment debt instruments.  If the notes are so treated, a holder would generally be required to accrue interest currently over the term of the notes irrespective of the Coupon Payments paid on the notes.  In addition, any gain a holder might recognize upon the sale or maturity of the notes would be ordinary income and any loss recognized by a holder at such time would be ordinary loss to the extent of interest that same holder included in income in the current or previous taxable years in respect of the notes, and thereafter, would be capital loss.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the Internal Revenue Service could seek to characterize the notes in a manner that results in other tax consequences that are different from those described above.  For example, the Internal Revenue Service could possibly assert that any gain or loss that a holder may recognize upon the sale or maturity of the notes should be treated as ordinary gain or loss.

The Internal Revenue Service has released a notice that may affect the taxation of holders of the notes.  According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis irrespective of any Coupon Payments, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any.  It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently irrespective of any Coupon Payments and this could be applied on a retroactive basis.  The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments.  Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.  We intend to treat the notes for U.S. federal income tax purposes in accordance with the treatment described in this pricing supplement unless and until such time as the Treasury and Internal Revenue Service determine that some other treatment is more appropriate.

Backup Withholding and Information Reporting.  Please see the discussion under “United States Federal Income Taxation—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

Non-United States Holders.  The following discussion applies to non-United States holders of the notes. A non-United States holder is a beneficial owner of a note that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, or a foreign estate or trust.

While the U.S. federal income tax treatment of the notes (including proper characterization of the Coupon Payments for U.S. federal income tax purposes) is uncertain, U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) will be withheld in respect of the Coupon Payments paid to a non-United States holder unless such payments are effectively connected with the conduct by the non-United States holder of a trade or business in the U.S. (in which case, to avoid withholding, the non-United States holder will be required to provide a Form W-8ECI). We will not pay any additional amounts in respect of such withholding. To claim benefits under an income tax treaty, a non-United States holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable (which certification may generally be made on a Form W-8BEN, or a substitute or successor form).  In addition, special rules may apply to claims for treaty benefits made by corporate non-United States holders.  A non-United States holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.  The availability of a lower rate of withholding or an exemption from withholding under an applicable income tax treaty will depend on the proper characterization of the Coupon Payments under U.S. federal income tax laws and whether such treaty rate or exemption applies to such payments.  No assurance can be provided on the proper characterization of the Coupon Payments for U.S. federal income tax purposes and, accordingly, no assurance can be provided on the availability of benefits under any income tax treaty.  Non-United States holders must consult their tax advisors in this regard.

A non-United States holder will generally not be subject to U.S. federal income or withholding tax on any gain (not including for the avoidance of doubt any amounts properly attributable to any Coupon Payments which would be subject to the rules discussed in the previous paragraph) upon the sale or maturity of the notes, provided that (i) the holder complies with any applicable certification requirements (which certification may generally be made on a Form W-8BEN, or a substitute or successor form), (ii) the payment is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, such holder is not present in the U.S. for 183 days or more during the taxable year of the sale or maturity of the notes.  In the case of (ii) above, the holder generally would be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a United States holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments. Payments made to a non-United States holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-United States holder.  Under recently proposed Treasury Department regulations, certain payments that are contingent upon or determined by reference to U.S. source dividends, including payments reflecting adjustments for extraordinary dividends, with respect to equity-linked instruments, including the notes, may be treated as dividend equivalents.  If enacted in their current form, the regulations may impose a withholding tax on payments made on the notes on or after January 1, 2013 that are treated as dividend equivalents.  In that case, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.  Further, non-United States holders may be required to provide certifications prior to, or upon the sale, redemption or maturity of the notes in order to minimize or avoid U.S. withholding taxes.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible.  Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax in addition to the withholding tax described above, we will withhold tax at the applicable statutory rate. The Internal Revenue Service has also indicated that it is considering whether income in respect of instruments such as the notes should be subject to withholding tax. Prospective investors should consult their own tax advisors in this regard.

Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act was enacted on March 18, 2010 and will impose a 30% U.S. withholding tax on certain U.S. source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the Treasury Department to collect and provide to the Treasury Department substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, with such institution. The legislation also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity.

These withholding and reporting requirements will generally apply to payments made after December 31, 2013. The withholding tax will not be imposed on payments pursuant to obligations outstanding as of March 18, 2012. However, if proposed Treasury Department regulations are finalized in their current form, this withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2013. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMO Capital Markets Corp. will purchase the notes from us at a purchase price equal to their principal amount.  BMO Capital Markets Corp. has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them.  Each such dealer, or further engaged by a dealer to whom BMO Capital Markets Corp. reoffers the notes, will purchase the notes at an agreed discount to the initial offering price.

We own, directly or indirectly, all of the outstanding equity securities of BMO Capital Markets Corp., the agent for this offering. In accordance with FINRA Rule 5121, BMO Capital Markets Corp. may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

You should not construe the offering of any of the notes as a recommendation of the merits of acquiring an investment linked to the Underlying Asset or as to the suitability of an investment in the notes.

The Underlying Asset

All disclosures contained in this pricing supplement regarding the Underlying Asset, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P. S&P, which owns the copyright and all other rights to the Underlying Asset, has no obligation to continue to publish, and may discontinue publication of, the Underlying Asset. The consequences of S&P discontinuing publication of the Underlying Asset are discussed in the section of the product prospectus supplement entitled “General Terms of the Notes—Unavailability of the Level of the Underlying Asset on a Valuation Date.” Neither we nor BMO Capital Markets Corp. accepts any responsibility for the calculation, maintenance or publication of the Underlying Asset or any successor index.

The Underlying Asset is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the Underlying Asset is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of April 30, 2012, 398 companies included in the Underlying Asset traded on the New York Stock Exchange, and 102 companies included in the Underlying Asset traded on The NASDAQ Stock Market. On April 30, 2012, the average market capitalization of the companies included in the Underlying Asset was $25.27 billion. As of that date, the largest component of the Underlying Asset had a market capitalization of $544.73 billion, and the smallest component of the Underlying Asset had a market capitalization of $1.08 billion.

S&P chooses companies for inclusion in the Underlying Asset with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies constitute the Underlying Asset, with the approximate percentage of the market capitalization of the Underlying Asset included in each group as of April 30, 2012 indicated in parentheses: Consumer Discretionary (11.22%); Consumer Staples (10.85%); Energy (11.22%); Financials (14.67%); Health Care (11.39%); Industrials (10.51%); Information Technology (20.29%); Materials (3.45%); Telecommunication Services (2.91%); and Utilities (3.50%). S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the Underlying Asset to achieve the objectives stated above.

S&P calculates the Underlying Asset by reference to the prices of the constituent stocks of the Underlying Asset without taking account of the value of dividends paid on those stocks. As a result, the return on the notes will not reflect the return you would realize if you actually owned the Underlying Asset constituent stocks and received the dividends paid on those stocks.

Computation of the Underlying Asset

While S&P currently employs the following methodology to calculate the Underlying Asset, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Payment at Maturity.

Historically, the market value of any component stock of the Underlying Asset was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the Underlying Asset halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the Underlying Asset to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the Underlying Asset did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the Underlying Asset.

Under float adjustment, the share counts used in calculating the Underlying Asset reflect only those shares that are available to investors, not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the U.S. or foreign countries; and

•
holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

           However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the Underlying Asset calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by multiplying, for each stock in the Underlying Asset, the IWF, the price, and total number of shares outstanding, adding together the resulting amounts, and then dividing that sum by the index divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The Underlying Asset is calculated using a base-weighted aggregate methodology. The level of the Underlying Asset reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to use and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the Underlying Asset is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the Underlying Asset, it serves as a link to the original base period level of the Underlying Asset. The index divisor keeps the Underlying Asset comparable over time and is the manipulation point for all adjustments to the Underlying Asset, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the Underlying Asset, and do not require index divisor adjustments.

To prevent the level of the Underlying Asset from changing due to corporate actions, corporate actions which affect the total market value of the Underlying Asset require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the Underlying Asset remains constant and does not reflect the corporate actions of individual companies in the Underlying Asset. Index divisor adjustments are made after the close of trading and after the calculation of the Underlying Asset closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at the market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5.00% due to a company’s acquisition of another company in the Underlying Asset are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

License Agreement

              We and S&P have entered into a non-exclusive license agreement providing for the license to us and certain of our affiliates, in exchange for a fee, of the right to use the Underlying Asset, in connection with certain securities, including the notes. The Underlying Asset is owned and published by S&P.

              The license agreement between S&P and us provides that the following language must be set forth in this pricing supplement:

The notes are not sponsored, endorsed, sold or promoted by S&P or its third party licensors. Neither S&P nor its third party licensors makes any representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the S&P 500® Index (the “Index”) to track general stock market performance. S&P’s and its third party licensors’ only relationship to Bank of Montreal is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the Index, which is determined, composed and calculated by S&P or its third party licensors without regard to us or the notes.  S&P and its third party licensors have no obligation to take the needs of Bank of Montreal or the owners of the notes into consideration in determining, composing or calculating the Index. Neither S&P nor its third party licensors is responsible for and has not participated in the determination of the prices and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash.  S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

NONE OF S&P, ITS AFFILIATES, OR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN.  S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE MARKS, THE INDEX OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTIAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

“Standard & Poor’s®,” “S&P®,” “S&P 500®” and “Standard & Poor’s 500®” are trademarks of Standard & Poor’s and have been licensed for use by Bank of Montreal. The notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the notes.

Historical Performance of the Underlying Asset

The following table sets forth the quarter-end high and low closing levels for the Underlying Asset from the first quarter of 2008 through May 10, 2012.

The historical levels of the Underlying Asset are provided for informational purposes only.  You should not take the historical levels of the Underlying Asset as an indication of its future performance, which may be better or worse than the levels set forth below.

Closing Levels of the Underlying Asset

		High	Low

2008	First Quarter	1,447.16	1,273.37
	Second Quarter	1,426.63	1,278.38
	Third Quarter	1,305.32	1,106.39
	Fourth Quarter	1,161.06	752.44

2009	First Quarter	934.70	676.53
	Second Quarter	946.21	811.08
	Third Quarter	1,071.66	879.13
	Fourth Quarter	1,127.78	1,025.21

2010	First Quarter	1,174.17	1,056.74
	Second Quarter	1,217.28	1,030.71
	Third Quarter	1,148.67	1,022.58
	Fourth Quarter	1,259.78	1,137.03

2011	First Quarter	1,343.01	1,256.88
	Second Quarter	1,363.61	1,265.42
	Third Quarter	1,353.22	1,119.46
	Fourth Quarter	1,285.09	1,099.23

2012	First Quarter	1,416.51	1,277.06
	Second Quarter (through May 10, 2012)	1,419.04	1,354.58